

April 6, 2010

Mr. Paul A. Schmidt
Chief Financial Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196 South Africa

> **Re:** **Gold Fields Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 3, 2009**
> **File No. 001-31318**

Dear Mr. Schmidt:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief